UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 2)*

DISCOVERY LABORATORIES, INC.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

254668106

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 254668106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Capital Ventures International

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,000,023 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,000,023 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,023 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.4%

12.	Type of Reporting Person (See Instructions) CO

(1)	Heights Capital Management, Inc. is the investment advisor to Capital Ventures International and, as such, may exercise voting and dispositive power over these shares.

CUSIP No. 254668106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Heights Capital Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,000,023 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,000,023 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,023 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.4% (2)

12.	Type of Reporting Person (See Instructions) CO

(1)	Heights Capital Management, Inc. is the investment advisor to Capital Ventures International and, as such, may exercise voting and dispositive power over these shares.

Item 1.
	(a)	Name of Issuer Discovery Laboratories, Inc. (the “Company”)
	(b)	Address of Issuer’s Principal Executive Offices 2600 Kelly Road, Suite 100, Warrington, PA 18976

Item 2.
	(a)	Name of Person Filing (1) Capital Ventures International (a “Reporting Person”) (2) Heights Capital Management, Inc. (a “Reporting Person”)
(b)

Address of Principal Business Office or, if none, Residence
(1) One Capitol Place, P.O. Box 1787 GT, Grand Cayman, Cayman Islands, B.W.I.

(2) 101 California Street, Suite 3250, San Francisco, California 94111

	(c)	Citizenship (1) Cayman Islands (2) Delaware
	(d)	Title of Class of Securities Common Stock, $.001 par value per share, of the Company (“Common Stock”)
	(e)	CUSIP Number 254668106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.  The amount each Reporting Person beneficially owns includes warrants to purchase 2,314,815 shares of Common Stock.  As of November 6, 2007, the Company had 86,590,393 shares of Common Stock outstanding (based on the Company’s Quarterly Report on Form
10-Q for the quarterly period ended September 30, 2007).

Heights Capital Management, Inc., which serves as the investment manager to Capital Ventures International, may be deemed to be the beneficial owner of all Shares owned by Capital Ventures International.  Each Reporting Person hereby disclaims any beneficial ownership of any such Shares, except to the extent of any pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I:  Joint Filing Agreement, dated as of November 30, 2006, by and among Capital Ventures International and Heights Capital Management, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 31, 2008

Capital Ventures International

By: Heights Capital Management, Inc., pursuant to a Limited Power of Attorney, a copy of which is filed as Exhibit A hereto.

By:	/s/ Todd Silverberg
Todd Silverberg, Secretary

Heights Capital Management, Inc.

By:	/s/ Todd Silverberg
Todd Silverberg, Secretary

The Limited Power of Attorney executed by Capital Ventures International, authorizing Heights Capital Management, Inc. to sign and file this Schedule 13G on its behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on December 1, 2006 by Capital Ventures International and Heights Capital Management, Inc. with respect to the common stock of Discovery Laboratories, Inc., is hereby incorporated by reference.

EXHIBIT I

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the shares of Common Stock of Discovery Laboratories, Inc., dated  November 30, 2006, and any amendments thereto signed by each of the undersigned shall be filed on behalf of each of them pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934.

Date: November 30, 2006	Capital Ventures International

By: Heights Capital Management, Inc. pursuant to a Limited Power of Attorney, a copy of which is filed as Exhibit A to the Schedule 13G

	By:	/s/ Todd Silverberg
Todd Silverberg, Secretary

Date: November 30, 2006	Heights Capital Management, Inc.

	By:	/s/ Todd Silverberg
Todd Silverberg, Secretary